Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  January 15, 2002

THOMSON MULTIMEDIA AND ECHOSTAR
SIGN MANUFACTURING AGREEMENT
FOR SATELLITE TV RECEIVERS

PARIS (France), DENVER (United States), Jan. 14, 2002 - Thomson Multimedia (Paris Euroclear: 18453) (NYSE: TMS) and EchoStar Communications Corporation (NASDAQ: DISH) announced today that they have signed an agreement for Thomson to manufacture DISH Network compatible satellite TV receivers. Thomson anticipates commencing production by mid-year 2002.

Thomson is a global leader in digital set-top receivers and has extensive experience developing and manufacturing RCA brand digital satellite receivers in the U.S. and Latin American markets, as well as DVB-based Thomson brand receivers for numerous operators in Europe. Thomson will continue its strong support of existing satellite TV customers, including DIRECTV, and will immediately begin a development program for DISH Network compatible products.

The agreement is not contingent on the merger of EchoStar and Hughes Electronics, which is pending U.S. government approval. Thomson’s intention is that future receivers for Echostar will, however, meet technical requirements that will facilitate the migration to a combined network once the pending merger is approved.

“EchoStar looks forward to working with Thomson as a manufacturer of set-top boxes to meet our future needs,” said Charlie Ergen, chairman and CEO of EchoStar. “Thomson has a solid history of offering state-of-the-art digital consumer television equipment and is a recognized leader in the industry.”

“I am particularly glad to welcome EchoStar as a new customer. This is excellent news for Thomson and strongly reinforces our world leading position as a provider of digital satellite receivers. We will expand our extensive digital satellite engineering resources to bring DISH Network receivers to EchoStar this year,” said Thierry Breton, Chairman and CEO of Thomson multimedia.

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About Thomson multimedia

With sales of 9.1 billion Euros (U.S. $ 8.3 billion) in 2000 and 73,000 employees in more than 30 countries, Thomson multimedia (Paris Euroclear: 18453) (NYSE: TMS), provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson multimedia has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing, and New Media Services. The company distributes its products under the THOMSON, RCA and TECHNICOLOR brand names. For more information: www.thomson-multimedia.com.

Press Relations

Marc Meyer Tel: 331.41.86.5003 (Europe) meyerm@thmulti.com
Dave Arland Tel: (317) 587-4450 (United States) ArlandD@tce.com

Investor Relations
Stéphane Rougeot Tel: 331.41.86.5297 rougeots@thmulti.com

About EchoStar
EchoStar Communications Corporation and its DISH Network offers state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 6.4 million customers. For more information, visit www.dishnetwork.com.

CONTACT:	Judianne Atencio Communications Director EchoStar Communications Corp. 303/723-2010 e-mail: judianne.atencio@echostar.com	Marc Lumpkin Communications Manager EchoStar Communications Corp. 303/723-2020 e-mail: marc.lumpkin@echostar.com

This press release contains forward-looking statements regarding prospects for the future that involve a number of risks and uncertainties. Among the factors that could cause actual income to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors such as pricing and marketing efforts of rival companies; timing of product introductions; ability of contract manufacturers to meet product price objectives and delivery schedules; legislative, regulatory, and industry initiatives that may affect planned or actual product features and marketing methods; and the pace and success of product research and development. For more information on the potential factors that could affect the company’s financial income, please review the relevant Thomson multimedia SEC filings.

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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